voestalpine AG

voestalpine-Straße 1
4020 Linz, Austria
T. +43/732/65 85-0
F. +43/732/69 80-DW
www.voestalpine.com

Rechtsform: Aktiengesellschaft
Sitz: Linz/Austria
FN 66209t beim Landes- als Handelsgericht Linz
DVR 0752533
UID Nr. ATU 36919607

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.


06018566

Linz, 2006-11-14

Attention: 82-35027

SUPPL

Dear Sir / Madam,

following our registration with regard to "Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Repurchase Program 2006 dated 10th of October 2006
- Announcement according to § 93 of the Stock Exchange Act dated 18th of October 2006
- Ad hoc news dated 13th of November 2006
- Letter to Shareholders, 1st Half 2006/07

Sincerely
voestalpine AG

Hubert Possegger   Christian Kaufmann

voestalpine
EINEN SCHRITT VORAUS.

Repurchase Program

Details to the share repurchase program 2006 [38 KByte/xls] 

Repurchase Program 2006

PUBLICATION OF THE RESOLUTION TO UTILIZE THE AUTHORIZATION TO REPURCHASE SHARES, PUBLICATION OF THE PROGRAM FOR SUCH REPURCHASE, PUBLICATION OF THE RESOLUTION TO CLOSE THE EXISTING REPURCHASE PROGRAM

On October 10, 2006 the Managing Board of voestalpine AG has resolved to utilize the authorization granted by the 14th Annual General Meeting of the company on July 5, 2006 to effect a repurchase of stocks covering up to 10% of the company's share capital presently corresponding to 15.840.000 shares.

This resolution is hereby being published pursuant to Art 65 Para. 1a of the AktG (Join Stock Corporation Act) and Art 82 Para 9 of the BörseG (Stock Exchange Act) in conjunction with Art 4 Para. 2 of the Publications Act (BGBl II 2002/112). Furthermore, publication of the repurchase program is undertaken in accordance with Art. 65 Para. 1a of the AktG (Joint Stock Corporation Act) and Art. 82 Para. 9 of the BörseG (Stock Exchange Act) in conjunction with Art. 5 of the Publications Act (BGBl II 2002/112).

1. Date of the Resolution of the Annual General Meeting regarding the authorization pursuant to Art. 65 Para. 1 Section 4 und Section 8 of the AktG (Joint Stock Corporation Act): 5th July 2005.
2. Date and method of publication of the Resolution of the General Meeting pursuant to Art.65 Para. 1a of the AktG (Joint Stock Corporation Act): Amtsblatt zur Wiener Zeitung (Austrian Official Gazette), 8th July 2006.
3. Commencement and anticipated duration of the repurchase program: 18th October 2006 until 31st December 2007.
4. Class of shares to which the repurchase program applies: voestalpine AG's ordinary bearer shares (uniform class of shares).
5. Intended volume (in shares) of the repurchase of the company's own shares: up to 10% of voestalpine AG's share capital, presently corresponding to 15.840.000 shares.
6. In accordance with the Resolution of the 14th Annual General Meeting the lowest price will be a maximum of 20% below and the highest price will be a maximum of 10% above the average of the closing rates of the last 3 trading days prior the purchase of own shares.
7. Manner and purpose of repurchase of own shares: The repurchase of voestalpine AG's shares by virtue of this repurchase program shall take place via the Vienna Stock Exchange, exclusively via financial institutions. The purpose of the repurchase of the company's own shares is to facilitate servicing the employee participation and stock option programs of the voestalpine Group as well as to facilitate servicing of the convertible bonds issued by voestalpine AG on July 15, 2005. voestalpine AG does, however, also reserve the right to utilize the repurchased shares for other purposes (within the meaning of Art. 65 Para. 1 Section 8 AktG), for example for supporting the Group's growth strategy, or, where appropriate, to retire the shares. However, trading with own shares for profit-making purposes is excluded.
8. Any effect on the issuer of the repurchase program on the admission of securities to the stock exchange: none.
9. Extent of the share options currently being granted within the framework of the Stock Option Plan 2006 of voestalpine AG to leading executive officers or members of the Managing Board of the issuer: Under the Stock Option Program 2006 4.218.795 options for the taking-up of one share each are issued. Details of the 2006 Stock Option Plan of voestalpine AG were published in the Amtsblatt der Wiener Zeitung (Austrian Official Gazette) No. 115 of June 14, 2006.

voestalpine AG shall fulfil its duties of publication pursuant to Arts. 6 and 7 of the Publications Act by publishing information on voestalpine AG's Internet website at www.voestalpine.com under "Investor Relations – voestalpine Shares – Repurchase Program".

The Managing Board of voestalpine AG has further resolved to close the existing repurchase program on October 10, 2006, which was established by its resolution from July 22, 2005, to utilize the authorisation granted by the 13th Annual General Meeting of the Company on June 30, 2005. This resolution is hereby being published pursuant to Art 4 Para. 4 of the Publications Act (BGBl II 2002/112).

Linz, this day, 10th of October 2006

The Managing Board

voestalpine AG, Linz

Public Notice of 18th of October 2006

voestalpine AG hereby gives notice pursuant to § 93 of the Austrian Stock Exchange Act that AXA S.A., Avenue Matignon, 75008 Paris, France, has exceeded the threshold of 5% of the voting rights in the company.

355350

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euro adhoc: voestalpine AG / quarterly or semiannual financial statement / voestalpine again heading for a record after best half-year in the Group's history (E)

13.11.2006

For already the fifth time in succession the voestalpine Group has presented an improved half-year result. With a noticeable increase in revenue and all relevant financial key figures as compared to the previous year, the first six months of the financial year 2006/07 were the most successful ones so far in the history of the Group.

Key figures of voestalpine group

(acc. IFRS; in EURm)	1H 2006/07	1H 2005/06	Change
	1.4.-30.09.2006	1.4.-30.09.2005	in %
Revenue	3,516	3,262	+7.8
EBITDA	629	550	+14.4
EBITDA margin in %	17.9	16.8	
EBIT	455	372	+22.6
EBIT margin in %	13.0	11.4	
EBT	436	348	+25.4
Profit for the period	329	260	+26.3
EPS (in EUR)	2.05	1.62	

More information on the first half year result is available on our website http://www.voestalpine.com or contact our Investor Relations Team +43/732/65 85-9949.

Further inquiry note: DI Peter Fleischer Head of Investor Relations Tel.: +43 732 6585-9949 Fax: +43 732 6980-5581 peter.fleischer@voestalpine.com http://www.voestalpine.com

emitter: voestalpine AG
VOEST-ALPINE-Straße 1
A-4020 Linz
phone: +43 732 6585-9949
FAX: +43 732 6980-5581
mail: InvestorRelations@voestalpine.co
WWW: http://www.voestalpine.com
ISIN: AT0000937503
indexes: ATX, ATX Prime, WBI
stockmarkets: official market: Wiener Börse AG
sector: Metal Goods & Engineering
language: English



Letter to Shareholders, 1st Half 2006/07

April 1, 2006 – September 30, 2006

www.voestalpine.com

voestalpine

ONE STEP AHEAD.

voestalpine Group – Key figures

	1H 2006/07 04/01-09/30/2006	1H 2005/06 04/01-09/30/2005	Change in %
Revenue	3,515.7	3,262.4	7.8
EBITDA	628.7	549.7	14.4
EBITDA margin (in %)	17.9	16.8	
EBIT	455.4	371.5	22.6
EBIT margin (in %)	13.0	11.4	
Profit before tax	436.1	347.9	25.4
Profit for the period	328.8	260.4	26.3
Earnings per share (euros)	2.05	1.62	26.5
Investments	258.0	254.0	1.6
Depreciation and Amortisation	173.3	178.2	-2.8
Equity	2,751.7	2,326.0	18.3
Net financial debt	335.6	610.8	-45.1
Net financial debt in % of equity	12.2	26.3	-53.6
Employees excl. apprentices	24,103	23,548	2.4
Capital Employed	3,515.8	3,909.7	-10.1

according to IFRS; in millions of euros

REVENUE


2,005.9
2,246.8
2,724.1
3,262.4
3,515.7
2002/03
2003/04
2004/05
2005/06
2006/07
per Half; in millions of euros

EBIT


90.6
142.2
193.4
371.5
455.4
2002/03
2003/04
2004/05
2005/06
2006/07
per Half; in millions of euros

OVERVIEW

voestalpine Group

Revenue	3,515.7
EBIT	455.4
Employees	24,103






	Division Steel	Division Railway Systems	Division Automotive	Division Profilform
Revenue	1,904.7	1,015.4	402.9	429.9
As percentage of the overall revenue	51%	27%	11%	11%
EBIT	253.3	152.0	17.7	60.5
Employees	9,919	7,046	3,704	3,054
	European Top 3 - supplier of quality sheet (automotive, white goods, building industry, energy)	European market leader for rails, turnouts and processed wire	Laser-welded blanks, safety- and press-parts for automotive industry	European market leader in special sections and custom-rollforming

In millions of euros

Highlights

- Best half-year in the history of the Group
- Sales increased by 8%, while operating result rose by 23% compared to first half of 2005/06
- All four divisions—primarily Railway Systems and Profilform—continued to increase their operating result in comparison to the previous year
- Continuing upward trend of volumes and prices in the Division Steel
- High demand remained stable in the processing divisions, while prices increased
- Continued focus on the strategic core business
- Net financial debt almost halved
- New all-time high for voestalpine share
- The voestalpine Group is heading for a new record-breaking financial year 2006/07

Letter of the Management Board

Ladies and Gentlemen,

For the fifth consecutive time a significant improvement in the annual result of voestalpine AG takes shape, and for the third time in succession even a new record result.

One quickly gets used to positive developments and we consider it an increasing challenge, while conscious of our environment, to keep alive the memory that business and entrepreneurial activities can hardly ever be characterized by stability and continuity. The broad upswing in the economic situation of the recent past is attributable primarily to the concurrence of many positive factors in the global game of variable economic forces. Despite the success of the previous years, we should therefore not forget that other combinations of circumstances may well crop up again, which will make it more difficult for the economy and thus for businesses to develop.

On the other hand, however, this will again be the time when quality and sustainability of actions will provide increased opportunities for differentiation corresponding to the mission statement of the voestalpine Group. Not that we wish for such a situation to arise, quite the opposite in fact, but we are also not afraid of it. In good times, however, it is even better to keep one's feet on the ground and maintain a sense of reality as a defense against a downturn in the economy. – Just to prevent any misunderstandings: we do not see a downturn at present and we hope the situation will remain like this for as long as possible. But it is for this very reason that this is a somewhat unusual statement to make in good times.

Linz, November 13, 2006

The Management Board


Wolfgang Eder


Franz Hirschmanner


Josef Mülner


Robert Ottel


Wolfgang Spreitzer

Overview of key figures

The first half of the 2006/07 financial year represents in every respect the best six months so far in the history of the voestalpine Group.

The following is an overview of the most important figures (as compared to the first six months of the financial year 2005/06):

- Revenue increased by 7.8% from EUR 3,262.4 million to EUR 3,515.7 million.
- EBITDA (earnings before interest, taxes, depreciation, and amortization) rose by 14.4% from EUR 549.7 million to EUR 628.7 million. The EBITDA margin was 17.9% compared to 16.8% in the previous year.
- EBIT (profit from operations) reached EUR 455.4 million, corresponding to an increase by 22.6% (EUR 371.5 million). Thus, the EBIT margin improved from 11.4% to 13.0%.
- EBT (profit before tax) came to EUR 436.1 million and was therefore 25.4% higher than in the previous year (EUR 347.9 million).
- The result after taxes (profit for the period) also rose substantially; at EUR 328.8 million, it was 26.3% higher than that of last year (EUR 260.4 million).
- The (undiluted) earnings per share* for the first half of 2006/07 were EUR 2.05, thus growing by 26.5% as compared with the second half of the previous financial year (EUR 1.62).
- The equity of the voestalpine Group as of September 30, 2006 amounted to EUR 2,751.7 million and thus increased by 18.3% compared with the same effective date of the previous year (EUR 2,326.0 million). As, at the same time, the net financial debt was reduced by 45.1% from EUR 610.8 million to EUR 335.6 million, the gearing ratio (net financial debt as percent of equity) dropped significantly from 26.3% to 12.2%.
- As of September 30, 2006, the voestalpine Group had 24,103 employees (not including apprentices). Compared to the previous year (23,548) this corresponds to a growth of 2.4%.

* Earnings per share after the share split effective on August 1, 2006.

Business performance in detail

The increase in sales revenue by about 8% to more than EUR 3.5 billion is primarily the result of organic growth in the Divisions Steel (+8.9%) and Railway Systems (+8.1%), and of an increase in the Division Profilform's revenue (+6.9%), that was mainly due to acquisitions. The Division Automotive posted a slight drop in sales by 2.3% resulting from portfolio streamlining.

The significant improvement of **EBITDA and EBIT** is on the one hand a result of a persistent, positive development in the steel segment, and results on the other hand from partially higher than average increases in the processing divisions; in this context, the Divisions Profilform and Railway Systems should be highlighted, they both achieved their best half-year result ever.
The Division Profilform improved its EBITDA by 38.4% and its EBIT even by 56.2%. The development in the Division Railway Systems was similarly gratifying with an increase in EBITDA by 33.0% and an improvement in EBIT by 45.3%. The Division Automotive also raised its operating result by nearly 6%, while EBITDA rose only marginally. Compared with the already high level of the previous year, the Division Steel continued to improve both EBITDA (+4.4%) and EBIT (+8%).

All four divisions improved their **EBIT margins**, with the figures in the Divisions Railway Systems (15.0%), Profilform (14.1%), and Steel (13.3%) all close to the Group average of 13.0%. With 4.4% the Division Automotive achieved its highest EBIT margin ever in the 1st half of a financial year, this represents a slight increase compared to the previous year (4.1%).

The gratifying development of revenue and earnings of the **voestalpine Group** in the 1st half of 2006/07 results from a steadily high or even rising demand in Europe from all relevant customer industries (automotive and commercial vehicle industry, building industry, household appliances, railway infrastructure, and energy sector), leading to an increase in shipments and to a higher price level as compared to the previous year.

DIVISION STEEL

	1H 2006/07 04/01–09/30/2006	1H 2005/06 04/01–09/30/2005
Revenue	1,904.7	1,748.7
EBITDA	346.0	331.4
EBITDA margin (in %)	18.2	18.9
EBIT	253.3	234.5
EBIT margin (in %)	13.3	13.4
Employees excl. apprentices	9,919	9,740

In millions of euros

DIVISION STEEL

Due to the good level of demand from its key industries, the **Division Steel** increased its shipments substantially by 13.6% from 2.2 million to 2.5 million tons, keeping all production and processing facilities working at full capacity. The market environment for sophisticated heavy plate for the energy sector continued to develop above-average.
In general, the price level has been increasing slighlty since the beginning of the financial year and was in total about 1.3% higher than in the 1st half of the previous

year. The price increase occurred primarily during the 2nd quarter, when average price level across all product groups was about 7% higher than in the 1st quarter.
The slight increase in the number of employees by 1.8% to just over 10,000 is primarily a result of new engagements within the scope of the investment program "Linz 2010".

Crude steel production at the Linz site reached 2.53 million tons in the 1st half of 2006/07, an increase of 2.4% compared to the previous year (2.47 million tons). Including the **Donawitz site** (Division Railway Systems), where production increased by 3.0% from 0.75 million tons to 0.78 million tons, the total volume of crude steel for the entire **voestalpine Group** was 3.31 million tons in the 1st half of the 2006/07 financial year. This is equivalent to a 2.5% increase compared to the same period of the previous year (3.22 million tons).

DIVISION RAILWAY SYSTEMS

	1H 2006/07 04/01–09/30/2006	1H 2005/06 04/01–09/30/2005
Revenue	1,015.4	938.9
EBITDA	194.1	145.9
EBITDA margin (in %)	19.1	15.5
EBIT	152.0	104.6
EBIT margin (in %)	15.0	11.1
Employees excl. apprentices	7,046	6,780

In millions of euros

DIVISION AUTOMOTIVE

	1H 2006/07 04/01–09/30/2006	1H 2005/06 04/01–09/30/2005
Revenue	402.9	412.5
EBITDA	40.3	39.9
EBITDA margin (in %)	10.0	9.7
EBIT	17.7	16.7
EBIT margin (in %)	4.4	4.1
Employees excl. apprentices	3,704	3,976

In millions of euros

DIVISION RAILWAY SYSTEMS

The business performance of the **Division Railway Systems** in general was very gratifying in all segments throughout the 1st half-year 2006/07. The demand for special rails stimulated noticeably both in the Western European core markets and in Central and Eastern Europe. Rail production capacity in Austrian and German locations was fully utilized. The same applies for the switches sector with an oustanding development mainly on markets outside of Europe.
Additionally, the business units quality wire and seamless tubes for sophisticated applications profited from a steadily high demand and rising price levels.
The division's total shipments came to a new record volume of about 700,000 tons, thus exceeding last year's volumes (approximately 650,000 tons) by 7.0%.

DIVISION AUTOMOTIVE

The performance of the **Division Automotive** in the 1st half of 2006/07 continued to be differentiated. The traditional plant closures by the automobile manufacturers over the summer months temporarily led to a lower in demand in the supplyer industry during the 2nd quarter; with regard to sales revenue, this could not be fully compensated for by the ongoing very positive development in the segments of laser-welded blanks as well as safety and precision parts troughout the 1st half. The measures taken to adjust capacity in the segment of body-in-white components have already been largely completed, so that the division was able to increase its operating results compared to the previous year. These restructuring measures were also responsible for the decline in the number of employees by about 7% as compared to the 1st half of 2005/06.

DIVISION PROFILFORM

	1H 2006/07 04/01–09/30/2006	1H 2005/06 04/01–09/30/2005
Revenue	429.9	402.0
EBITDA	73.8	53.4
EBITDA margin (in %)	17.2	13.3
EBIT	60.5	38.7
EBIT margin (in %)	14.1	9.6
Employees excl. apprentices	3,054	2,698

In millions of euros

DIVISION PROFILFORM

Development in the **Division Profilform** was generally characterized by a very positive market environment. The business performance was affected by the high level of demand from the building industry (in particular in Western Europe and Great Britain) and the commercial vehicle industry.
Growth in the high-bay storage systems segment was also above average; in particular, the Eastern European locations of the division were able to profit from the high level of demand for sophisticated sections systems. The business performance at the US locations, which mainly supply sections to the aviation industry and to the North American commercial vehicle industry, was very satisfactory.
The voestalpine Group's strong market position in the special sections segment enabled the divisional companies to pass on the higher prices for prematerials to the customers in the 1st half of the year without substantial delay.

ACQUISITIONS/DIVESTMENTS

In the 1st quarter of the 2006/07 financial year, the **Division Profilform** made three strategically important acquisitions intended to provide sustainable security for its leading market position in Europe in the special sections segment. voestalpine purchased an 80% share in the Russian company ZAO ARKADA Profil (with annual sales of about EUR 30 million) and has an option to acquire the remaining shares. Additionally, two sections manufacturers in France were acquired, namely Profil à froid (Profilafroid) and Société Automatique de Profilage (SAP); the two companies together post total sales of about EUR 85 million annually. For all the mentioned acquisitions, anti-trust approval has already been obtained.

Early in the 2nd quarter, the **Division Railway Systems** expanded its segment for "high-quality special wire" by acquiring all the shares of Drahtwerk und Stahlhandel Finsterwalde GmbH, Germany. Most recently, the company posted annual sales of approximately EUR 90 million.

These acquisitions were already presented in detail in the Letter to Shareholders on the 1st quarter; in the 1st half of 2006/07, no further acquisitions have been made.

As the **voestalpine Group** is consistently focusing on segments that are closely related to its core business, voestalpine Rohstoffhandel GmbH, which is active in scrap metal recycling and the scrap metal trade, will be brought into a newly established joint venture with Scholz AG (Germany), a family company that is engaged in the same segment. An agreement to merge the scrap trading activities of both companies in Aus-

tria and partially also in the Czech Republic was signed on October 31, 2006. Scholz AG will have a 60% share in the new company, while the voestalpine Group will hold 33.4%. The remaining shares will be owned by the two other co-shareholders of voestalpine Rohstoffhandel GmbH, BÖHLER Edelstahl GmbH and Stahl- und Walzwerk Marienhütte Gesellschaft m.b.H. This agreement is still subject to anti-trust approval.

Seen from a strategic perspective, with this step, the voestalpine Group is ensuring the long-term supply of its steel production in Linz and Donawitz with high-quality scrap metal.

INVESTMENTS

The investments of the **voestalpine Group** in the 1st half of 2006/07 amounted to EUR 258.0 million. Compared to the already high level in the previous year (EUR 254.0 million), this corresponds to an additional, albeit slight, increase of 1.6%.
The Divisions Steel, Railway Systems, and Profilform posted significantly higher investment expenditures than in the previous financial year, whereby in both processing divisions, this includes expenses for the acquisitions that were detailed in the previous section. As, in contrast to the previous year, there were no acquisitions made in the Division Automotive during the past six months, its figures have dropped accordingly.

The **Division Steel** is currently focused on the implementation of the project "Linz 2010 – Phase Two" with the following main investments: cold rolling mill 3, hot-dip galvanizing plant 4, and the expansion of the capacity of the hot wide strip rolling mill. Concurrently, a new secondary dust-reduction system was put into operation, which now also captures all dust emissions of the steel plant. Other investments were also made in the segments heavy plate (expansion of the production facilities) and the Steel Service Center (construction of an SSC in Poland, start of operation in early 2007).

After the successful beginning of operation of the new rail rolling mill, investments in the **Division Railway Systems** with regard to the modernization of the rail production at the Donawitz location are continuing with the construction of a high performance heat treatment facility for the production of special bainitic rails.
The division is planning annual investments of about EUR 140 million up to the 2008/09 financial year, with about half going to steel production in Donawitz, in particular for environmental and modernization measures. This includes the construction of a new power plant block with an investment volume of about EUR 67 million, which will substantially increase the energy efficiency. The contract will be awarded before the end of the 2006 calendar year.

Investments in the **Division Profilform** are focused on expansion at the subsidiaries in Great Britain (within the scope of expansion and concentration of production capacity at the main site in Birmingham) and Belgium (expansion of the production facilities). A new production line for automotive components is currently being built at the Krems site in Austria.

A large number of small modernization investments were made by the **Division Automotive**; the 1st half of 2006/07 did not see any major investment projects.

RESEARCH AND DEVELOPMENT

Intensive research and development activities in the segments surface treatment of steel strips, process improvement in the processing and refinement of steel, as well as the optimization of recycling and raw materials and energy efficiency are the focal points in the **Division Steel**.

For example, continued improvement of the continuous casting process is consistently being made as the basis for further development of sour gas-resistant steel grades for deployment under extreme conditions, in particular in the oil and gas industry. In the pig iron and crude steel production, the "zero waste" philosophy is gaining more and more importance in order to conserve the environment to the greatest possible extent and to use raw materials efficiently. In this sector, voestalpine Stahl GmbH is one of the industry leaders and has a number of research and development partnerships, for example with automotive customers in order to support them in complying with guidelines of the European Union with regard to recycling quotas.

After the successful market launch of the "plug-and-play turnout", the **Division Railway Systems** is developing so-called life-cycle oriented system solutions with tracks and switches as the central elements. In this R&D focus, there are close cooperations with leading railway customers and research institutions both in Europe and beyond in order to continue to optimize the wheel/rail system.
Additionally, thedevelopment of new drive propulsion and monitoring systems is accelerated to increase the availability of tracks in order to ensure safety in railway traffic to the highest degree possible.

The **Group's** research and development focuses on **cross-divisional projects** that leverage the synergies of materials and processing competency and utilize their full potential. For example, the new product "Ultraform" (special press-hardened steel grades), which was realized jointly by the Divisions Steel, Automotive, and Profilform, is currently being tested by automotive customers.

Concurrently, a joint project of the Divisions Railway Systems and Profilform for the development of seamless tubes for automotive safety components is experiencing a massive push. The "ProAuto" project, which is working on the production of high-strength sections for automotive applications, is another cross-divisional, multi-sector R&D focal point.

The R&D expenditures of the voestalpine Group in the financial year 2006/07 will amount to about EUR 65 million.

OUTLOOK

The overall economic prospects outlined in our report of August 2006, covering the 1st quarter of the 2006/07 financial year, namely a well-grounded, positive economic development in Europe until the end of the 2006 calendar year, were confirmed without reservation. From today's perspective – particularly against the background of a continuously strong demand from all important customer sectors – we do not ancipate any substantial changes to occur over the next months, i.e. until the summer of 2007. Apart from a possible flattening of the economic upswing in individual market segments which are marked by overheating tendencies, the positive economic conditions in Europe will therefore continue for the remaining part of the 2006/07 financial year.

Against this background, all four divisions of the voestalpine Group can expect a continued stable development. In the second half of the business year, it should be possible to maintain the earnings levels achieved in the first six months, although it must be taken into consideration that the result for the winter months is always slightly weaker than that for the first six months due to seasonal fluctuations. During this period, the result of the Division Steel will be burdened by additional costs of around EUR 40 million arising from the start-up of new large-scale facilities („Linz 2010" project).

Regarding the current price development in the European steel market it is to be noted that increased imports of commodities put a certain price pressure on the spot market in some regions. This does not cause any significant consequences for the Division Steel in the short term, as it is active in the high-quality sector and is thus not affected by spot market volatilities. For the last quarter of the 2006/07 financial year (1st calendar quarter 2007) it can therefore be expected that the current level of earnings can be maintained by the voestalpine Group's Division Steel.

As the results of the three processing divisions (Railway Systems, Automotive, and Profilform) as well as of the Division Steel – despite the limitations mentioned above – are anticipated to improve over the last year's levels, it can be expected that the operating result for the 2006/07 financial year of the voestalpine Group will amount to more than EUR 800 million, representing another record annual result.

voestalpine share

PRICE PERFORMANCE

In the first half of financial year 2006/07, the voestalpine share continued its upward trend that began in the fall of 2003, when full privatization of voestalpine AG started. In addition to the largely positive tendency of the Vienna Stock Exchange in general and the rise of most steel shares, which was partly fueled by takeover fantasies, the continuing excellent fundamental data of the voestalpine Group and the earnings expectations for the current financial year, which were raised in the course of the first six months, were responsible for this positive trend.

At the beginning of the current financial year, the voestalpine share was characterized by a price development, which sharply tended upwards and exceeded the leading Austrian index ATX by far. In the following consolidation phase of the European stock exchanges, the share came under pressure—analogously to the ATX—and the price was somewhat volatile until mid-July. However, it recovered afterwards and reached a new record high on October 27, 2006 with a closing price of EUR 38.00.

With its development since April 2006 the voestalpine share not only surpassed the ATX by far, but also the international benchmark index DJ Stoxx 600. With the new all-time high of EUR 38.00 the share has been experiencing an increase in value since the IPO 1995 to more than seven times the initial offering price.

On July 5, 2006 the Annual General Meeting has approved a share split at the rate 1:4. This measure, which became effective as of August 1, 2006, increased the number of common bearer shares from 39.6 million to 158.4 million.

voestalpine AG VS. INTERNATIONAL INDICES


140
130
120
110
100
90
80
70
April 2006
November 3, 2006
— voestalpine
— ATX
— STOXX Index (Europe)
— DJ Ind. Index
% change relative to Ultimo March, 2006

SHARE INFORMATION (VALUES AFTER SHARE SPLIT 1:4)

Share capital:	EUR 287,784,423.30 divided into 158,400,000 non-par value shares
	Own shares as of September 30, 2006: 19,528 shares
Class of shares:	Common bearer shares
Stock Identification Number:	93750 (Vienna Stock Exchange)
ISIN:	AT0000937503
Reuters:	VOES.VI
Bloomberg:	VOE AV

Share price high April 2006 to September 2006	EUR 34.075
Share price low April 2006 to September 2006	EUR 24.035
Share price as of September 30, 2006	EUR 32.57
Market capitalization as of September 30, 2006*	EUR 5,158,451,973

* Basis: Total number of shares minus repurchased shares

Earnings per share (FY 2005/06)	EUR 13.13*
Dividend per share (FY 2005/06)	EUR 2.00 + EUR 1.10 bonus*
Book value per share (03/31/2006)	EUR 62.90*

* Before share split 1:4

Regular analyses regarding the development of the price of the voestalpine AG share are prepared by the following institutions:

Bayerische Landesbank, Munich. BHF-BANK, Frankfurt. CA IB, Vienna. Cantor Fitzgerald, London. Credit Suisse, London. Deutsche Bank, Vienna/Frankfurt. Erste Bank, Vienna. Exane BNP Paribas, Paris. Goldman Sachs, London. HSBC, London. JP Morgan, London. Morgan Stanley, London. Nord LB, Frankfurt. Raiffeisen Centrobank, Vienna. Steubing AG, Frankfurt.

INVESTOR RELATIONS

Peter Fleischer
T. +43/732/65 85-9949
F. +43/732/69 80-5581
InvestorRelations@voestalpine.com
www.voestalpine.com

MAJOR INDIVIDUAL SHAREHOLDERS

OÖ Invest GmbH & Co OEG: > 15%
Employee equity share: 10.3%
Oberbank AG: > 5%
Goldman Sachs Group Inc.: > 5%
AXA Group: > 5%

PROJECTED SCHEDULE 2007

- FEBRUARY 15, 2007:
  Letter to shareholders on performance during 3rd quarter 2006/07
- JUNE 6, 2007:
  Publication of the operating result for the 2006/07 business yearr
- JULY 4, 2007:
  Annual General Shareholders' Meeting
- JULY 9, 2007:
  Ex dividend date
- JULY 16, 2007:
  Dividend payment date

voestalpine AG

Financial data 09/30/2006

According to IFRS

Consolidated balance sheet

Assets	09/30/2006	03/31/2006
A. Non-current assets		
Property, plant and equipment	2,367.8	2,319.0
Goodwill	247.7	247.2
Other intangible assets	56.4	58.1
Investments in associates	65.6	63.8
Other financial assets	129.1	100.4
Deferred tax assets	101.3	104.3
	2,967.9	2,892.8
B. Current assets		
Inventories	1,282.5	1,275.7
Trade and other receivables	1,239.0	1,143.7
Other financial assets	386.5	333.2
Cash and cash equivalents	454.2	513.2
	3,362.2	3,265.8
Total assets	**6,330.1**	6,158.6

In millions of euros

Equity and liabilities	09/30/2006	03/31/2006
A. Equity		
Share capital	287.8	287.8
Capital reserves	470.8	470.8
Retained earnings and other reserves	1,931.6	1,727.6
Equity attributable to equity holders of the parent	**2,690.2**	**2,486.2**
Minority interest	61.5	61.1
	2,751.7	**2,547.3**
B. Non-current liabilities		
Pensions and other employee obligations	554.3	551.6
Provisions	24.4	24.7
Deferred tax liabilities	65.7	67.2
Financial liabilities	784.1	832.3
	1,428.6	**1,475.8**
C. Current liabilities		
Provisions	382.4	428.2
Financial liabilities	546.2	512.9
Trade and other payables	1,221.2	1,194.4
	2,149.8	**2,135.5**
Total equity and liabilities	**6,330.1**	**6,158.6**

In millions of euros

Consolidated income statement

	04/01–09/30/2006	04/01–09/30/2005	07/01–09/30/2006	07/01–09/30/2005
Revenue	3,515.7	3,262.4	1,736.2	1,594.0
Cost of sales	–2,687.7	–2,523.0	–1,316.0	–1,237.7
Gross profit	**828.0**	**739.4**	**420.2**	**356.2**
Other operating income	79.8	77.5	47.3	33.1
Distribution costs	–230.1	–217.0	–113.6	–110.3
Administrative expenses	–146.9	–143.1	–75.5	–71.6
Other operating expenses	–75.4	–85.4	–41.6	–40.9
Profit from operations (EBIT)	**455.4**	371.5	**236.8**	166.8
Share of profit of associates	8.2	7.1	4.4	3.5
Finance income	26.1	21.7	12.9	6.2
Finance costs	–53.5	–52.4	–23.5	–26.7
Profit before tax (EBT)	**436.1**	**347.9**	**230.5**	**149.5**
Income tax expense	–107.3	–87.4	–54.8	–37.2
Profit for the period	**328.8**	**260.4**	**175.7**	**112.3**
Attributable to				
Equity holders of the parent	324.7	256.6	173.7	110.6
Minority interest	4.1	3.8	2.0	1.7
Basic earnings per share (euros)	2.05	1.62	–	–
Diluted earnings per share (euros)	1.91	1.58	–	–

In millions of euros

Consolidated cash-flow statement

	04/01–09/30/2006	04/01–09/30/2005
Operating activities		
Profit for the period	328.8	260.4
Adjustments	180.1	184.6
Changes in working capital	-87.3	-22.3
Cash flows from operating activities	**421.6**	**422.7**
Cash flows from investing activities	**-339.8**	**-297.3**
Cash flows from financing activities	**-141.6**	**194.6**
Net decrease/increase in cash and cash equivalents	**-59.8**	**320.1**
Cash and cash equivalents, beginning of period	513.2	177.5
Net exchange differences	0.8	-4.8
Cash and cash equivalents, end of period	**454.2**	**492.7**

In millions of euros

Changes in equity

	04/01–09/30/2006	04/01–09/30/2005
Equity at April 1	2,547.3	2,124.7
Profit for the period	328.8	260.4
Convertible bond	0.0	19.1
Dividends	-125.9	-86.3
Own share acquired/disposed	5.2	-2.6
Currency translation	-6.5	5.3
Hedge accounting	0.8	1.9
Other changes	1.9	3.5
Equity at September 30*	**2,751.7**	**2,326.0**

* Incl. minority interest

In millions of euros

IMPRINT

Owner and media proprietor:
voestalpine AG
voestalpine-Strasse 1
A-4020 Linz

Senior editor and editorial staff:
voestalpine AG
Public Relations
T. +43/732/65 85-2090
F. +43/732/69 80-8981
presse@voestalpine.com
www.voestalpine.com

voestalpine AG
voestalpine-Strasse 1
A-4020 Linz, Austria
T. +43/732/65 85-0
F. +43/732/69 80-9311
www.voestalpine.com

voestalpine
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